DC
No Act
P.E. 12-19-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044071

January 31, 2007

Thomas D. Carney
Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/31/2007

Re: Borders Group, Inc.
Incoming letter dated December 19, 2006

Dear Mr. Carney:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to Borders by John Chevedden. We also have received a letter from the proponent dated December 19, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

B

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

94510

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1977
f: 734-477-1370
www.tcarney@bordersgroupinc.com

BORDERS GROUP

December 19, 2006

Via Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden

Ladies and Gentlemen:

Borders Group, Inc. (the "Company") submits this letter, Inc. pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted by Mr. John Chevedden (the "Proposal") for inclusion in the Company's proxy materials for its 2007 Annual Meeting of Shareholders. A copy of the Proposal and the related supporting statement are attached hereto as Appendix A. The Company believes that it may omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10) under the Exchange Act because it has substantially implemented the Proposal.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and supporting statement from the Proxy Materials, and hereby respectfully requests that the staff of the Division of Corporation Finance indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and supporting statement from its proxy materials. This letter, five additional complete copies of which are attached hereto, contains the Company's statement of why it believes that it may exclude the Proposal. A copy of this letter is also being sent to Mr. Chevedden to notify him that the Company intends to omit the Proposal from the Company's proxy statement for its 2007 annual meeting.

The Proposal, which is entitled "Separate the Roles of CEO and Chairman", states as follows:

RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws unless absolutely impossible) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

By way of background, the shareholders of the Company approved a similar proposal relating to the separation of the roles of chief executive officer and chairman at the Company's 2006 Annual Meeting of Shareholders, which was held in May of 2006. In July of 2006, the Board of Directors of the Company elected Mr. Pollock, an independent director, to serve as Chairman of the Board of Directors and adopted the following amendment to Article III of the by-laws of the Company:

> SECTION 10. Chairman of the Board; Lead Director. The independent directors (as determined in accordance with the listing standards of the New York Stock Exchange or any other securities exchange on which the common stock of the Company is then listed) shall designate one of the members of the Board to serve as the Chairman of the Board. If the person selected to serve as Chairman is an independent director, he or she shall have such duties and authority as the independent directors shall from time to time specify, which shall include, at a minimum, the following: (i) presiding at all meetings of the Board; (ii) serve as liaison between the chief executive officer and the independent directors; (iii) approve information sent to the Board; (iv) approve meeting agendas for the Board; (v) approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) the authority to call meetings of independent directors; and (vii) if requested by major shareholders, assure that he or she is available for consultation and direct communication. If the person selected to serve as Chairman is not an independent director, the independent directors shall designate one of the independent directors to be the Lead Director. The Lead Director shall have shall have such duties and authority as the independent directors shall from time to time specify, which shall include, at a minimum, presiding at all meetings of the Board at which the chairman is not present, including executive sessions of the independent directors, and all of the duties and authority enumerated in (ii) through (vii) above. If a Lead Director is appointed, the duties and authority of the Chairman shall be limited to those specified by the independent directors, which shall not in any way conflict with the duties and authority of the Lead Director.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, so long as it has been "substantially implemented." Release No. 34-20091 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000).

The primary purpose of the Proposal is to protect shareholders' interests by providing independent oversight of management. Indeed, Mr. Chevedden's supporting statement specifically states that: "The primary purpose of our Chairman and the Board of Directors is to protect shareholders' interests by providing independent oversight of management." The amendment to the Company's by-laws accomplishes that by providing that the Company must have either an independent Chairman or an independent Lead Director, and sets forth specific responsibilities that must be allocated to such person.

The Company believes that the amendment provides greater protection for shareholders than the Proposal for a number of reasons, including the fact that the amendment allocates specific responsibilities to the independent Chairman or Lead Director, as the case may be, whereas the Proposal does not specify any responsibilities. In addition, under the amendment, independence is to be determined in accordance with the listing standards of the New York Stock Exchange or any other securities exchange on which the common stock of the Company is then listed, whereas the Proposal does not define independence, other than a reference to not having served as an executive officer of the Company. Finally, it is noteworthy that the Board of Directors has, in fact, elected a Mr. Pollock, an independent director, to serve as Chairman of the Board of Directors and he is currently serving as such.

On the basis of the foregoing, it is the Company's position that the Proposal may be omitted from the Company's proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(10). Borders Group, Inc. respectfully requests the concurrence of the staff of the Commission in this position.

If you have any questions concerning this matter, please contact the undersigned at 734-477-1977 or via email at tcarney@bordersgroupinc.com.

Sincerely,

Thomas D. Carney
Vice President and General Counsel

TDC:kk
Enclosures

cc: John Chevedden

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 19, 2006 9:08 PM
To: CFLETTERS
Cc: Tom Carney
Subject: Borders Group, Inc. (BGP) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 19, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Borders Group, Inc. (BGP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Separate the Roles of CEO and Chairman John Chevedden

Ladies and Gentlemen:

This is an initial response to the company December 19, 2006 no action request.

The company fails to provides an example of a no action request that allowed a company to exclude a proposal to Separate the Roles of CEO and Chairman by simply having a bylaw Section titled: [3]Chairman of the Board; Lead Director.[2] Maintaining a [3]Lead Director[2] seems to be the main thrust of this bylaw Section cited by the company.

Nor does the company provide an example of a no action request that allowed a company to exclude a proposal to Separate the Roles of CEO and Chairman by simply having a bylaw allowing the separation of roles to rotate back to non-separation solely simply at the whim of the board. Thus the company[1]s [3]at the whim of the board[2] Section 10 does not implement this rule 14a-8 proposal.

The company[1]s Section 10 does not even express a preference for separating the roles of CEO and Chairman. Under Section 10 the company can have no separation of roles for an uninterrupted decade at a time.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Tom Carney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Borders Group, Inc.
Incoming letter dated December 19, 2006

The proposal requests that the board establish a rule to separate the roles of chief executive officer and chairman so that an independent director who has not served as an executive officer of the company serves as chairman whenever possible.

We are unable to concur in your view that Borders may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Borders may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END